Exhibit T3A-31

State of Delaware Secretary of State Division of Corporations Delivered 04:55 PM 01/05/2016 FILED 04:55 PM 01/05/2016 SR 20160053932 - File Number 5928697

STATE of DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE of FORMATION

First: The name of the limited liability company is Columbia Care Delaware, LLC

Second: The address of its registered office in the State of Delaware is 874 Walker Road, Suite C in the City of Dover, Zip code 19904 . The name of its Registered agent at such address is United Corporate Services, Inc.

Third: (Use this paragraph only if the company is to have a specific effective date of dissolution: “The latest date on which the limited liability company is to dissolve is_____ .”)

Fourth: (insert any other matter the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation this 5th day of January, 2016.

By:	/s/ Robert K. Mayerson
Authorized persons (s)

Name:	Robert K. Mayerson